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                            UNITED STATES OF AMERICA

                                   BEFORE THE

                       SECURITIES AND EXCHANGE COMMISSION


                                                :
             In the matter of                   :
                                                :
        AEP GENERATING COMPANY                  :
 AMERICAN ELECTRIC POWER COMPANY, INC.          :
            1 Riverside Plaza                   :     CERTIFICATE OF
         Columbus, Ohio   43215                 :      NOTIFICATION
                                                :         No. 12
                  (70-8237)                     :
      Public Utility Holding Company            :
                Act of 1935                     :
                                                :


      THIS IS TO CERTIFY THAT AEP GENERATING COMPANY ("Generating") and AMERICAN ELECTRIC POWER COMPANY, INC. ("AEP"), in accordance with the terms and conditions of, and for the purposes represented by, the Application Declaration herein and the Orders of the Securities and Exchange Commission with respect thereto, dated December 10, 1993, HCAR No. 35-25943, and August 12, 1997, HCAR No. 35-26754, have carried out the transactions set forth below:

      On May 26, 1999, the Board of Directors of AEP Generating Company authorized the payment of a $4,000,000 dividend out of paid-in capital to American Electric Power Company, Inc. Such dividend was paid on June 11, 1999.

      Generating and AEP will file a "past tense" opinion of counsel as to all the transactions authorized by the aforementioned Order of the Commission in this proceeding at the time the last of such transactions has been carried out.

                             AEP GENERATING COMPANY

                              By:   /s/ A. A. Pena
                                      Treasurer

                              AMERICAN ELECTRIC POWER COMPANY, INC.

                              By:    /s/ A. A. Pena
                                       Treasurer
Dated:  June 14, 1999